UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64116/March 24, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14214

In the Matter of

ANDRESMIN GOLD CORP.

:   ORDER MAKING FINDINGS AND
:   REVOKING REGISTRATION
:   BY DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 1, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Andresmin Gold Corp. (Andresmin) is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and it has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Andresmin was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by February 22, 2011.[1] Andresmin's Answer was due ten days from the date of service. See OIP at 2; 17 C.F.R. § 201.220(b). On March 8, 2011, the Division filed a Motion for Default and Brief in Support. To date, Andresmin has not filed an Answer or replied to the Division's motion. See OIP at 2; 17 C.F.R. §§ 201.154(b), .220(a). Andresmin was put on notice in the OIP and in the Postponement Order issued on March 17, 2011, that failure to file an Answer or respond to the Division's motion would be grounds for finding it in default.

Since it has failed to file an Answer, respond to a dispositive motion, or otherwise defend the proceeding, Andresmin is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true, with official notice taken of the public official records for Andresmin found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

Andresmin (CIK No. 1109744) is a dissolved Montana corporation located in Lima, Peru, with a class of securities registered with the Commission pursuant to Exchange Act Section

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[1] The Division provided evidence that an authorized agent for Andresmin was personally served with the OIP on February 22, 2011. Additionally, information from the Office of the Secretary shows that the OIP was also delivered to the agent by U.S. Postal Service registered mail on February 16, 2011.

12(g). Andresmin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2005, which reported a net loss of over $5.02 million since the company's May 6, 1991, inception. As of January 24, 2011, the company's stock (symbol "ADGD") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Andresmin also failed to heed at least one delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by rule, did not receive the letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Andresmin failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering its delinquency, it is necessary and appropriate for the protection of investors to revoke its registration of each class of registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Andresmin Gold Corp. is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge